UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

**Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: November 10, 2003

By _____

Name: Marcos Grodetzky

Title: Investor Relations Officer



TELE NORTE LESTE PARTICIPAÇÕES S.A.

BOVESPA: TNLP3 & TNLP4   **NYSE:TNE**

**THIRD QUARTER 2003
INFORMATION AND RESULTS
(Unaudited)
Rio de Janeiro, October 30, 2003**

TNL Participações
Market Value: R$15.9 billion
TNLP3: R$ 31.00
TNLP4: R$ 40.60
TNE: US$ 13.94/ADR
(September 30, 2003)





Telemar Norte Leste
Market Value: R$ 12.3 billion
TMAR3   ON: R$ 39.44
TMAR5 PNA: R$ 49.77
TMAR6 PNB: R$40.96
(September 30, 2003)

Contents

1. Highlights of the Quarter

- The **fixed plant in service** comprised 15,075 thousand lines at the end of Sep/03, up 1.2% from the previous quarter and stable from the same period of the prior year. The **mobile plant** encompassed 2,849 thousand subscribers, a 27.4% increase during the quarter.

- **ADSL** accesses totaled 146 thousand units in service at the end of Sep/03, +77.7% over 2Q03.

- Consolidated **gross revenues** reached R$5,152 million, During 3Q03, gross revenues amounted to R$14,175 million, up 20.8% from the same period of the previous year.

- Consolidated **net revenues** stood at R$3,771 million, up 12.8% and 22.3% from 2Q03 and 3Q02, respectively. Year-to-date (end of 3Q03) figures amounted to R$ 10,332 million, up 19.5% from the same period of the previous year (R$8,648 million).

- **Wireline ARPU** (average revenues per user) stood at R$ 78, 12.1% above 2Q03 levels, chiefly as a result of the tariff adjustment at the end of Jun/03.

- **Wireless ARPU** reached R$ 29, with a 12.4% decrease in comparison with 2Q03, due to change revenues and interconnection costs (new regulatory system, based on "bill & keep").

- Consolidated operating **costs and expenses** (ex-depreciation and amortization) totaled R$2,107 million (increasing 13.0% and 17.2%, respectively, compared with 2Q03 and 3Q02). Year-to-date levels amounted to R$5,713 million, approximately 23.7% above prior year levels (R$4,618 million).

- During 3Q03, the Company recorded **provisions for contingencies** of R$83 million, related to tax, civil and mainly labor calims, due to an increase in the number of suits and updated expectancy of losses.

- Consolidated **provisions for doubtful accounts (PDA),** in the amount of R$ 160 million were equal to 3.1% of gross revenues for the quarter (2Q03 - 3.3%; 3Q02 - 3.0%). On a year-to-date basis, PDA amounted to R$454 million or 3.2% of gross revenues (9M02 - 4.2%).

- **Consolidated EBITDA** for 3Q03 reached R$1,663 million (increasing 12.4% and 29.4%, respectively, compared with 2Q03 and 3Q02), with a 44.1% margin. Year-to-date, EBITDA reached R$4,618 million, with 44.7% margin.

- **Net financial expenses** totaled R$606 million, +17.0% from 2Q03 and 29.5% lower than 3Q02.

- **Net losses** amounted to approximately R$24million (R$166 million for 2Q03 and R$382 million for 3Q02), bringing year-to-date losses to R$301 million.

- **Capital Expenditures (Capex)** for 3Q03 amounted to R$290 million (R$231 million allocated to wireline and R$53 million to wireless), in line with the previous quarter's levels. Year-to-date CapEx reached R$770 million (7.5% of net revenues).

- **Consolidated Cash Flow** after CAPEX reached R$623 million for the quarter, an increase of 99,1% over 2Q03 figures.

- **Consolidated net debt** for 3Q03 totaled R$8,655 million, down 9.1% and 3.9% from levels recorded for 2Q03 and 3Q02, respectively.

2. Quarterly Summary

Operating Performance	Sep/03	Jun-03	Sep/02	Sep/03 vs Jun/03
Lines Installed - Mn	17.4	17.5	17.6	*-0.5%*
Fixed Lines in Service - Mn	15.1	14.9	15.1	*1.3%*
Wireless Subscribers - Mn	2.8	2.2	0.5	*27.4%*
Network Digitalization - %	98.8	98.6	97.8	*0,2pp*
Wireline Employees	9,116	9,285	10,623	*-1.8%*
Wireless Employees	970	933	804.0	*4.0%*
Wireline Productivity *	1,654	1,605	1,423	*3.0%*

* Lines in Service / Full-Time Wireline Employees (excludes Contax and Oi)

Financial Performance	3Q03	2Q03	3Q02	3Q03 vs 2Q03
TNE- CONSOLIDATED				
Gross Revenue – R$ Mn	5,152	4,570	4,206	*12.7%*
Net Revenue – R$ Mn	3,771	3,343	3,083	*12.8%*
EBITDA – R$ Mn	1,663	1,479	1,285	*12.4%*
EBITDA Margin - %	44.1	44.3	41.7	*-0,2 pp*
Net Loss – R$ Mn	(24)	(166)	(382)	*NA*
EPS (R$ / 1,000 Shares)	(0.06)	(0.43)	(1.02)	*NA*
TMAR - CONSOLIDATED (1)				
Gross Revenue – R$ Mn	5,127	4,456	4,042	*15.1%*
Net Revenue – R$ Mn	3,747	3,252	2,951	*15.2%*
EBITDA – R$ Mn	1,626	1,415	1,397	*14.9%*
EBITDA Margin - %	43.4	43.5	47.3	*-0,1 pp*
Net Loss – R$ Mn	(9)	(39)	(21)	*NA*
EPS (R$ / 1,000 Shares)	(0.04)	(0.16)	(0.09)	*NA*

(1) Includes Pegasus and Oi (acquisition's data base as of 04/30/03)

3. Operating Performance Review

3.1 Wireline Services

The wireline installed plant comprised 17,428 thousand lines at the end of 3Q03, stable in comparison with the previous quarter, while the **plant in service** totaled 15,075 thousand lines, a increase of 1.2% over 2Q03, with no changes from 3Q02 levels.

The residential lines were up 2% over the previous quarter and commercial lines remained unchanged. Compared to the same period of the previous year, the increase in commercial lines was 2.4%.

The utilization rate was 86.5% as of Sep/03, compared with 85.2% in Jun/03 and 85.8% in Sep/02.



Chart 1 -Wireline Plant (in millions)

As can be seen in the chart below, 846 thousand lines were activated and 672 thousand lines were disconnected, with net additions to the plant in service of 174 thousand lines.



Chart 2 - LIS - Net Additions (In Thousands)

The main reason behind that expansion was the increase in the term for partial blockage for up to three months for some clients, based on a good payment track record and when the request for disconnection is due to a temporary inability to pay their bills. In such cases, the Company is offering appropriated level products but with restricted usage, until the customer's financial condition recovers. With these punctual measures, the Company has been able to recover approximately 20% of the customer base otherwise disconnected.

At the end of the quarter, approximately 1,064 thousand lines (2Q03 – 1,021 thousand lines) were blocked.

The average plant in service comprised 14,976 thousand lines for 3Q03 (up 0.4% from 2Q03). Public Phones totaled 674 thousand units at the end of 3Q03, meeting the requirements established in the concession agreement and the current demand levels.

 The digitalization rate of the local network stood at 98.8% in Sep/03, compared with 98.6% in Jun/03 and 97.8% in Sep/02.

At the end of 3Q03, around 191 thousand high-speed Internet accounts were in service, as shown in the next chart. Of this total, ADSL represented 146 thousand units, a 77.7% increase compared with 2Q03. ISDN comprised 45 thousand units (approximately 90 thousand lines in service allocated to this kind of access).



Chart 3 - Broadband Accesses in Service - ADSL/ISDN (In Thousands)

3.2 Wireless Services

Oi's customer base at the end of Sep/03 comprised 2,849 thousand subscribers, a net addition of 613 thousand customers during the quarter, or a 27.4% increase over the prior quarter. The reasons behind this significant expansion are multiple sale campaigns, customer loyalty programs, product bundling (*Oi família),* Father's Day promotions in August, as well as continued growth in the overall market. Oi's estimated share in its Region's total net additions was equal to 46.0% in the quarter .

The customer mix remained unaltered from the prior quarter's levels (80% under prepaid and 20% under postpaid plans). For 3Q03, the average customer base included 2,529 thousand subscribers, increasing by 30.4% compared with 2Q03.



Chart 4 - Oi's Subscribers
(In Thousands)

At the end of 3Q03, Oi had an estimated 15.1% market share in its region (2Q03 – 12.5%). The average estimated penetration of wireless services in Region I was equal to approximately 17.1% at the end of the quarter.

Churn rates during 3Q03 stood at 4.8% (2Q03 - 2.2%), as a result of approximately 111 thousand disconnections during the period (2Q03 - 40 thousand). It should be noted that, in Jul/03, cancellations within the prepaid base reached the significant level of 59 thousand customers, of which 47 thousand related to adjustments from prior periods. Excluding such adjustments, churn rate for the quarter was 2.7%.

During the quarter, 43 million short messages were sent, up 13.2% from 2Q03, as a result of advertising campaigns to foster greater use of this service, in addition to the interoperability of messages with other providers starting Jul/03, as well as the growth in the customer base.

4. Consolidated Results

4.1 Revenues

The increase in revenues during the quarter arose mainly from the tariff adjustment effective late Jun/03, in addition to the continuing growth of wireless, long-distance and data services. Consolidated gross revenues grew by 12.7% during the quarter, amounting to R$5,152 million, 22.5% up from 3Q02. Major contributors to this result were local wireline services (excluding fixed-to-mobile calls), with a 17.7% growth in revenues during the quarter; long-distance services (ex-VC2/3), up 22.4%; and data transmission (+4.8%), in addition to wireless services (+24.7%).

It should be pointed out that since late Jun/03, when Anatel ratified the tariff increase in accordance with the terms of the concession agreement, a number of preliminary injunctions granted by the Judiciary Power prevented the Company from implementing the full tariff increases approved by Anatel (see "Main events of the Quarter").

Compared with 3Q02, revenues grew by R$946 million (+22.5%). Table 1 below shows the main changes during the period and the gross revenues breakdown.

The composition of wireline revenues for the quarter reflects the above mentioned tariff increase, with an increased share of local services (from 44% to 46%), mainly to the detriment of local fixed-to-mobile service/VC-1 (from 18% to 15%), as compared to the prior quarter.

Table 1

Gross Revenue R$ Mn	3Q03	%	2Q03	%	3Q02	%	% Change QoQ	% Change YoY		9M03	9M02	%
Wireline	**4,765**	**100%**	**4,256**	**100%**	**4,028**	**100%**	12%	18%		**13,235**	**11,545**	**15%**
Local (ex - VC1)	2,203	46%	1,872	44%	1,902	47%	18%	16%		**5,956**	5,235	14%
Local Fixed-to-Mobile (VC1)	733	15%	746	18%	699	17%	-2%	5%		**2,189**	2,089	5%
Long Distance (ex - VC2/3)*	635	13%	519	12%	424	11%	22%	50%		**1,668**	1,114	50%
LD Fixed-to-Mobile (VC2/3)	140	3%	162	4%	122	3%	-14%	15%		**454**	357	27%
Network Usage	362	8%	317	7%	330	8%	14%	10%		**1,009**	1,150	-12%
Data	303	6%	289	7%	232	6%	5%	30%		**863**	685	26%
Public Phones	210	4%	194	5%	180	4%	9%	17%		**599**	487	23%
Other	180	4%	158	4%	140	3%	14%	28%		**497**	428	16%
Wireless	**364**	**100%**	**292**	**100%**	**165**	**100%**	25%	121%		**875**	**165**	**430%**
Services	**201**	**55%**	**174**	**60%**	**19**	**12%**	15%	941%		**512**	**19**	**2567%**
Subscription	54	15%	43	15%	4	2%	26%	1250%		129	4	-
Outgoing Calls	78	21%	58	20%	6	4%	35%	1122%		188	6	-
Domestic/Inter. Roaming	14	4%	13	4%	2	1%	11%	860%		40	1	-
Network Usage	43	12%	52	18%	6	4%	-18%	567%		130	6	-
Other SMP Services	12	3%	8	3%	1	1%	45%	1060%		26	1	-
Handset Sales	**163**	**45%**	**118**	**40%**	**146**	**88%**	38%	12%		**363**	146	**149%**
Total Gross Revenue	**5,152**	**100%**	**4,570**	**100%**	**4,206**	**100%**	13%	22%		**14,175**	**11,739**	**21%**
Wireline	4,765	92%	4,256	93%	4,028	96%	12%	18%		13,235	11,545	15%
Wireless	364	7%	292	6%	165	4%	25%	121%		875	165	430%
Contact Center	24	**0%**	22	**0%**	13	**0%**	8%	80%		66	29	126%
Consolidated Net Revenue	**3,771**		**3,343**		**3,083**		13%	22%		**10,332**	**8,648**	**19%**

(*) Includes DLD and ILD outside Region I

With respect to 3Q02, long-distance services (ex-VC2/3) stand out, with a 49.8% growth during the period, increasing their share in total revenues from 11% to 13%.

Consolidated net revenues increased by 12.8% during the quarter, amounting to R$3,771 million, up 22.3% from 3Q02. Year-to-date net revenues totaled R$10,332 million, 19.5% above the levels recorded in the same period of the prior year.

Chart 5 - Gross Revenue x Net Revenue (R$ Mn)



The analysis of gross revenue performance by service is presented below:

4.1.1 Wireline Services

Gross revenues from wireline services amounted to R$4,765 million for 3Q03, increasing by 12.0% during the quarter and by 18.3% on 3Q02. Year to date wireline services revenues totaled R$13,235 million, up 14.6% from the same period of 2002, on account of the expansion in long-distance and data transmission services, as well as the increase in tariffs for local services.

☎ **Local (monthly subscription, traffic, installation fee and fixed-to-mobile/VC1):** revenues amounted to R$2,936 million, a 12.2% and 12.9% increase over 2Q03 and 3Q02, respectively, as a result of the tariff adjustment at the end of Jun/03. Excluding fixed-to-mobile revenues, the increase amounted to 17.7% and 15.8% compared with 2Q03 and 3Q02, respectively.

Following we highlight the performance of local services:

⟹ Revenues from **Monthly Subscription** amounted to R$1,440 million, up 17.7% from 2Q03 and 3Q02, on account of the average tariff increase effective late Jun/03, in addition to a moderate expansion in the average lines in service.

⟹ **Pulse-based traffic** revenues reached R$710 million, increasing by 19.2% as compared to 2Q03, due to the tariff adjustment and increased traffic during the quarter (+1.6%). It should be noted, however, that 3Q03 had five more business days than 2Q03. Compared with 3Q02, the tariff rise in Jun/03 offset the reduced traffic during the period (-4.7%), leading to a revenue growth of 15.5% for the period.

⟹ **Installation fees** amounted to R$18 million, decreasing by 16.9% and 40.8% compared with 2Q03 and 3Q02, respectively, as a result of promotional campaigns offering the installation of a second (residential) line free of charges and a 50% discount on non-residential installations.

⟹ **Local fixed-to-mobile calls (VC1)** revenues stood at R$733 million, down 1.7% from 2Q03, essentially due to the reduction in traffic (-1.3%). Compared with 3Q02, the 4.9% increase is attributable to the tariff increase ratified in Feb/03, of 24.8% on average, partly offset by the reduction in traffic during the period (17.3%). The reduction in fixed-to-mobile traffic is a response to Company actions aimed fostering fixed-to-fixed traffic, stressing tariff differences.

☎ **Long-distance (intra and inter-regional, international and VC2/VC3):** revenues reached R$775 million, a 13.8% and 42.1% increase over 2Q03 and 3Q02, respectively, largely due to the tariff rise in Jun/03 and the growth in traffic (5.6% and 19.4%) in the periods under review as a result of marketing campaigns and a number of promotions launched by the Company to enhance customer loyalty. Telemar received, for the second consecutive year, the "Top of Mind" award from the Instituto Data Folha, for DLD operator.

Changes in long-distance revenue breakdown between 3Q03 and 3Q02 are stated below, highlighting the significant increase of inter-regional services in total LD revenues during the period (from 2.6% to 11.2%).



Chart 6 – Gross Revenue Breakdown (%)

3Q03
(R$ 775 Million)
F-M VC2/VC3 18,0%
Internat. 2.6%
Intra-State 48.7%
Inter-Regional 11.2%
Inter-State 19.5%

3Q02
(R$ 546 Million)
F-M VC2/VC3 22.3%
Interna. 0.5%
Inter-Regional 3.2%
Intra-State 54.6%
Inter-State 19.4%

The introduction of the selection code for long distance calls by mobile operators that migrated to the SMP regime led to an increase in long-distance revenues from both mobile-mobile and mobile-fixed calls, in the quarter, which amounted to R$ 38 million in the quarter (2Q03 - R$ 22 million).

Intra-state revenues reached R$377 million, up 22.1% and 26.8% from 2Q03 and 3T02, respectively, as a result of tariff rises and traffic growth (7.2% for the quarter and 5.4% for the year).

Inter-state revenues amounted to R$151 million, increasing by 22.0% and 42.8% compared with 2Q03 and 3Q02, respectively. In addition to the tariff increase, this growth was brought about by a higher traffic on quarterly and annual bases (7.0% and 27.0%).

Inter-regional revenues totaled R$87 million, 25.3% above 2Q03 levels, as a result of the tariff increase mentioned above and increased traffic (+10.0%).

International revenues reached R$ 20 million, up 19.3% from the previous quarter.

Fixed-to-mobile (VC2/3): gross revenues amounted to R$140 million, down 13.7% from 2Q03, mainly as a result of the decreased traffic during the period. The decrease is a consequence of the reduction of areas with long distance tariff for this kind of call, after the migration of mobile operators to SMP regime. Compared with 3Q02, the 14.8% growth is mainly attributable to the tariff increase effective Feb/03.

☏ **Remuneration for network usage** totaled R$362 million, growing by 14.2% and 9.6% when compared with 2Q03 and 3Q02, respectively. The main reason for the growth was the interconnection rate increases in Jun/03.

☏ **Data transmission services:** revenues totaled R$303 million, up 4.7% (+R$ 14 million) and 30.4% (+R$71 million) from 2Q03 and 3Q02, respectively.

Regarding the prior quarter, the main contribution came from the ADSL service, with revenues of R$ 33 million, 37.5% above prior quarter levels, on account of the increased sales during the

period (+77,7%). Additionally, line rental services to other telecom operators (EILD) contributed R$6 million, owing to the recovery in revenues of R$5 million in the period.

When compared to 3Q02, except for the drop in EILD revenues (due to contract renegotiations), all other services showed expansion, in particular IP services (+R$28 million) and ADSL (+R$25 million).

☎ **Public telephone** revenues for the quarter reached R$210 million, up 8.2% and 16.7% from 2Q03 and 3Q02, respectively, largely as a result of a rate increase for phone cards during 3Q03, partly offset by a reduction in sales during the quarter (-3.5% compared to 2Q03).

☎ **Other services** revenues totaled R$111 million, a 14.3% and 42.6% increase on 2Q03 and 3Q02, respectively, due to the increased sale of value-added services such as voice mail, caller ID, call waiting, etc. which totaled, at the end of the quarter, 5,524 thousand units in service. Revenues from address change and reallocations were also up in the quarter, following the rate increase in Jun /03.



4.1.2 Wireless Services

Oi recorded gross revenues of R$496 million for 3Q03, a 27.0% increase compared with the previous quarter, as a result of the growth in handset sales and services offered during the period. Year-over-year, the 170.5% growth is attributable to the expansion in the customer base and services provided.

Consolidated gross revenues from wireless services (excluding revenues from TMAR) came to at R$364 million, R$72 million above 2Q03 figures (+24.7%) and R$199 million in excess of 3Q02 levels (+120.6%).

When compared with the previous quarter, the main contributions arose from the increased sale of handsets, up R$45 million (+38.1%), and the growth in revenues from services provided (excluding remuneration for network usage) up R$36 million (+29.5%), in line with the expansion in the average customer base (30.4%).

The growth on 3Q02 figures is chiefly due to service revenues, whose contribution amounted to R$201million (against revenues of R$19 million for 3Q02).

Under consolidated results, gross revenues from the usage of the mobile network (interconnection) amounted to R$43 million, after elimination of R$82 million received from TMAR (R$52 million, after elimination of R$70 million in 2Q3). The reduction in these revenues as compared with 2Q03 was due to a change in the billing method. With the migration of most wireless companies to SMP, they started to adopt a clearing system, based on "bill and keep". As of Jul/03, payments are made only on the amount that exceeds the 45/55% traffic balance between two operators. Accordingly, both service revenues and interconnection costs are reduced.

Net revenues from handset sales amounted to R$124 million in the 3Q03, up 29.3% from 2Q03 (R$96 million). In the quarter, 778 thousand handsets were sold, up 51.7% from 2Q03.

The average revenue per user (ARPU) for 3Q03 stood at approximately R$29, decreasing by 12.4% compared with the previous quarter, due to the change to the new bill & keep system.

4.1.3 Contact Center

Gross revenues from our contact center subsidiary, Contax, for 3Q03, reached R$122 million, up 20.8% and 93.7% from the previous quarter and year, respectively.

Year to date, Contax gross revenues amount to R$306 million and net revenues total R$281 million. The latter represents a 104.0% increase on the figure recorded in the same period of the prior year.

During the quarter, this subsidiary contributed with gross revenues of R$24 million to the consolidated results. This contribution exceeds by 9.1% the figure for 2Q03, as a result of the increased number of new contracts entered into with third parties (other than TMAR and Oi).

At the end of the quarter, the company had 10,244 attendant positions, a 19.6% growth compared with 2Q03.

4.2 Operating Costs and Expenses

Consolidated Operating Costs and Expenses (ex-depreciation and amortization) reached R$2,107 million in the quarter, a 13.0% increase over 2Q03 figures.

Compared with the previous quarter, the R$243 million increase was due to higher costs of SMP handsets (+R$56 million), third-party services (+R$23 million), marketing (+R$19 million), personnel (+R$16 million), interconnection (+R$15 million) and provision for doubtful accounts (+R$8 million), in addition to the increase of other operating expenses (+ R$78 million).

To better reflect accounting criteria, billing expenses that were recorded as administrative expenses, until 2Q03, are now being recognized as selling expenses.

Compared with the same period of last year, costs went up R$309 million, chiefly due to other operating expenses, third-party services, mobile handsets, interconnection and provision for doubtful accounts.

Table 2

R$ Mn	Cost of Services Provided			Selling Expenses			G & A/Other Expenses (Revenues)			TOTAL			QoQ. Ch.%	YoY. Ch.%
	3Q03	2Q03	3Q02	3Q03	2Q03	3Q02	3Q03	2Q03	3Q02	3Q03	2Q03	3Q02		
Interconnection	636	621	596	-	-	-	-	-	-	636	621	596	2.4%	6.8%
Personnel	134	118	107	52	51	48	49	50	47	235	219	202	7.2%	16.1%
Materials	46	33	55	6	4	7	1	3	(2)	53	40	60	35.1%	-10.9%
Cost of Handsets	212	156	173	-	-	-	-	-	-	212	156	173	35.8%	22.4%
Third Party Services	254	242	260	176	160	106	93	97	96	522	499	462	4.7%	13.0%
Administration Fee	-	-	-	-	-	-	7	6	15	7	6	15	10.6%	-55.8%
Marketing	-	-	-	56	37	48	-	-	-	56	37	48	52.0%	17.5%
Rent and Insurance	101	94	90	2	2	2	14	13	16	117	109	108	7.0%	8.2%
Provision for Doubtful Accounts	-	-	-	160	152	126	-	-	-	160	152	126	4.8%	26.7%
Other	29	26	20	3	3	-	4	2	5	36	30	25	19.4%	44.6%
Other Operating Expenses (Income), Net	-	-	-	-	-	-	72	(6)	(17)	72	(6)	(17)	NA	NA
TOTAL	**1,412**	**1,290**	**1,301**	**455**	**409**	**337**	**239**	**165**	**160**	**2,107**	**1,864**	**1,798**	**13.0%**	**17.2%**

Interconnection costs totaled R$636 million, up 2.4% from 2Q03 mainly as a result of the newly implemented requirement for companies to use the selection code for completion of long distance calls, which result in higher LD revenues and interconnection costs with mobile operators.

Compared with the same period of last year, interconnection costs increased by 6.7%, mainly due to a 22% tariff adjustment on fixed-mobile calls in Feb/03, partly offset by a traffic decrease in the period.

Cost of services (ex-interconnection) totaled R$776 million, up 16.1% and 10.1% on 2Q03 and 3Q02 figures, respectively, due to higher handset and personnel costs. Such expenses are chiefly attributable to the growth in wireless and contact center operations, as detailed below.

- **Materials:** these costs totaled R$46 million, increasing by R$13 million (+39.4%) on 2Q03. This increase is largely due to a change in the fuel purchase policy that went into effect in Jul/03. These purchases were allocated to third parties up to 2Q03. Compared with 3Q02, the 16.4% costs reduction is due to lower expenses with wireline plant.

- **SMP handset costs** amounted to R$212 million, up 35.8% and 22.4% from 2Q03 and 3Q02, respectively. In both instances, increases were due to the growth in the volume of sales (778 thousand handsets sold in the quarter against 513 thousand for 2Q03 and 590 thousand for 3Q02).

- **Third-party services:** these costs totaled R$254 million, a 5.0% increase (+R$12 million) on 2Q03, essentially due to the maintenance of the wireline and wireless plants. When compared to 3Q02, these costs decreased by 2.3% (-R$6 million), mostly because fewer adjustments required at Oi's network, compared to the start-up phase in 2002.

Selling expenses reached R$455 million, increasing by 11.2% and 35.0% compared with the prior quarter and prior year, respectively. Compared with 2Q03, this growth is mainly attributable to higher advertising and marketing expenses (+R$19 million), third-party services (+R$16 million) and provisions for doubtful accounts (+R$8 million).

Compared with 3Q02, the main increases were in third-party services (+R$70 million), and provisions for doubtful accounts (+R$ 34 million).

- **Third-party services** amounted to R$176 million, 10.0% above 2Q03 figure, chiefly due to the increased sales commissions for the period. When compared to 3Q02, the 66.0% increase is due to higher sales commissions, distribution of mobile and payphones cards and expenses with the design and preparation of sales campaigns.

- **Marketing expenses** amounted to R$56 million, increasing by 52.0% and 17.5% on 2Q03 and 3Q02, respectively, as a result of the launching of new campaigns to foster the use of our long distance and wireless services.

- **Provisions for doubtful accounts – PDA** totaled R$160 million for the quarter, up 4.8% and 26.7% from 2Q03 and 3Q02, respectively.

Consolidated PDA for the quarter represented 3.1% of gross revenues, slightly below 2Q03 levels and unaltered from 3Q02. Such decrease is mainly due to higher revenues, since the main effects on delinquency arising from the tariff increase shall only be seen as of 4Q03.

PDA levels for wireline services – including provisions for long distance services rendered by Oi – stood at 2.8% for the quarter (2Q03 – 3.2%). On wireless services, PDA levels represented 3.3% of gross revenues, a significant reduction compared with 2Q03 (4.4%), as a result of several measures adopted by Company, such as increasing collection efforts, regularization of blockage, disconnections and a stronger use of credit protection agencies, as already anticipated in 2Q03 press release.



Chart 7 - Bad Debt - % Gross Revenue

General and administrative expenses (G&A) amounted to R$167 million, down 2.2% and 5.8%, when compared to the previous quarter and 3Q02, respectively. Lower consultancy expenses and management fee charges offset the increased expenses with IT systems in the period.

Other Operating Expenses (Revenues) reached an expense of R$72 million for the quarter, compared with revenues of R$6 million for 2Q03 and R$17 million for 3Q02. The company recorded net previsions for civil, tax and –mainly- labor contingencies in the amount of R$83 million, well above the previous quarters. Additions to labor provisions stemmed from the increased number of claims and unfavorable rulings, leading to higher probability of losses and revised amounts provisioned.

Personnel expenses (CSP, DECOM, G&A) reached R$235 million, increasing by 7.2% (+R$ 16million) and 16.1% (+R$33 million) when compared to 2Q03 and 3Q02, respectively.

The increase in personnel expenses is essentially attributable to the expansion in Contax staff to meet the demand from third parties, in addition to new attendant positions to serve Oi's increasing customer base. Personnel expenses at Contax were up R$19 million for the quarter and R$39 million from 3Q02 figures.

Table 3

Employees	Sep-03	Jun-03	Mar-03	Dec-02	Sep-02
TMAR/TNL	9,116	9,285	9,348	9,441	10,623
Oi	970	933	896	846	804
Contax	26,740	21,175	19,743	18,449	15,851
Total	**36,826**	**31,393**	**29,987**	**28,736**	**27,278**

Year to date, operating costs and expenses amounted to R$5,713 million, compared with R$4,618 million in the same period of the previous year (+23.7%).

The main changes in the period can be attributed to the startup of the mobile operations, as of 3Q02, and to the increase in third party services and other operating expenses in the wireline business.

Table 4

R$ Mn	TOTAL		Annual Change%
	9M03	**9M02**	
Interconnection	1,911	1,782	7.3%
Personnel	658	572	15.0%
Materials	137	186	-26.6%
Handsets Costs	450	175	157.0%
Third Party Services	1,497	1,119	33.8%
Management Fee	19	43	-56.4%
Marketing	110	95	15.5%
Rent and Insurance	341	282	21.0%
Provision for Doubtful Accounts	454	494	-8.2%
Other	96	42	128.4%
Other Operating Expenses (Income), Net	42	(172)	-
TOTAL	**5,713**	**4,618**	**23.7%**

4.3 EBITDA

Consolidated EBITDA stood at R$1,663 million, increasing by 12.4% over the previous quarter and 29.4% on 3Q02. During the quarter, EBITDA and respective margin were impacted by the increase in provisions for labor and civil contingencies. EBITDA margin for the quarter was 44.1% (44.3% and 41.7% on 2Q03 and 3Q02, respectively).

- TMAR posted consolidated EBITDA of R$1,626 million (up 14.9% from 2Q03) and a margin of 43.4%. TMAR holding (wireline) EBITDA for the quarter reached R$1,545 million, with an 11.7% increase on 2Q03. EBITDA margin was 44.9%.

- Oi's EBITDA reached R$ 81 million, with a 20.2% margin for 3Q03. The positive result was affected by an extraordinary revenue of R$93 million received from TMAR as a penalty for the cancellation of positions not used by TMAR on its wireless local loop (WLL) operations, according to an infrastructure rental agreement between the two companies.

Deferred expenses, net of appropriations, contributed R$3.5 million to Oi's EBITDA, resulting from R$36 million deferrals relating to handset subsidies and installation fees, and R$33.4 million taken as expenses.

- Contax recorded EBITDA of R$14 million for the quarter, with a 12.8% margin.

Chart 8 below depicts the quarterly performance of consolidated EBITDA:



Chart 8 - Consolidated EBITDA (R$ Mn) and Margin (%)

4.4 Depreciation and Amortization

Depreciation and amortization charges totaled R$ 914 million, down 3.3% and 6.3% from 2Q03 and 3Q02, respectively, as a result of the end of the useful lives of part of the components of the fixed-line plant.

Table 5 below shows the breakdown of depreciation/amortization charges during the quarters under review:

Table 5

Depreciation & Amortization	3Q03	2Q03	1Q03	4Q02	3Q02
Wireline	**819**	**854**	**900**	**907**	**927**
Depreciation	762	795	841	864	883
Goodwill Amortization (Net)*	57	59	59	43	42
Wireless	**94**	**91**	**85**	**74**	**48**
Depreciation	57	54	48	37	11
Amortization of the License	21	21	21	21	21
Amortization of Deferred Exp.	17	16	16	16	16
Total (R$ Mn)	**914**	**945**	**985**	**981**	**975**

* Includes goodwill related to Pegasus's acquisition, as of 1Q03.

4.5 Consolidated Financial Results

The Company posted net financial expenses of R$606 million for 3Q03 (2Q03 - R$518 million). Table 6 below shows the main changes for 3Q03:

Table 6	3Q03	2Q03	3Q02
Financial Revenues (R$Mn)	**205**	**134**	**163**
Interest on financial investments	100	69	114
Interest on overdue accounts	26	23	20
Interest on other assets	79	42	20
Financial Expenses (R$Mn)	**(811)**	**(651)**	**(1,021)**
Interest on loans and debentures	**(217)**	**(232)**	**(236)**
Exchange results on loans and financing	**(359)**	**(220)**	**(566)**
Monetary and Exchange Variations	(281)	1,239	(2,471)
Currency Swap Result	(78)	(1,459)	1,905
Other Financial Expenses	**(235)**	**(199)**	**(219)**
Banking Fees (including CPMF)	(59)	(65)	(98)
Interest on other liabilities	(70)	(19)	
Restatement of Provisions for Contigencies	(76)	(62)	(35)
PIS and Cofins (mainly over financial revenue)	2	(29)	(84)
Other	(32)	(24)	(3)
Net Financial Result	**(606)**	**(518)**	**(859)**

Financial revenues totaled R$205 million, increasing by R$71 million on the prior quarter. The main changes during the quarter were in interest on financial investments (+R$31 million), due to the increase in average cash and short term investments during the period and interest on other assets (+R$37 million), arising from the monetary restatement of withholding taxes.

Financial expenses totaled R$811 million, being R$160 million above the prior quarter figures, primarily impacted by:

(i) Exchange results on loans and financing, with a negative change of R$ 139 million compared with the prior quarter, mainly due to:

- Net exchange losses of R$80 million on the unhedged portion of foreign currency debt: the positive impact of the exchange rate during the previous quarter (+14.3%) on the unhedged balance of dollar-denominated debt translated into a R$73 million revenue for 2Q03, while the currency depreciation in 3Q03 (-1.8%) brought about a R$ 7 million expense for the period;
- Currency option gains of R$23 million, not recorded in the quarter, once the results with options are recognized only upon maturity of the transactions.

(ii) Interest on other liabilities, up R$51 million from 2Q03, mainly resulting from interest accrued on federal taxes refinanced under Brazilian Government REFIS Program (R$66 million);

(iii) Monetary restatement of provisions for contingencies of R$76 million, with a R$ 14 million increase compared with the previous quarter;

(**iv) Taxes on financial revenues** (IOF/PIS/COFINS) decreased by R$31 million over the prior quarter, reflecting the recovery of a tax provision in the period (related to Cofins).

4.6 Net Results

TNE posted a consolidated loss of R$24 million (R$0.06 per thousand shares) compared with losses of R$166 million for 2Q03, and R$382 million for 3Q02.

TMAR recorded a R$9 million loss for 3Q03, compared with a loss of R$39 million for 2Q03. Oi stated a loss of R$190 million for the quarter, compared with a R$348 million loss for 2Q03.

5. Comments on Financial Statements

5.1 Accounts Receivable

At the end of Sep/03, accounts receivable consolidated balances (net of a provision of R$419 million for doubtful accounts) were R$3,665 million, up 10.1% (+R$337 million) from the balance at the end of Jun/03 figures. The increase was mainly due to higher fixed-line revenues and handsets sales.

Chart 9 - Accounts Receivable Aging - Sep/03 (gross)



5.2 Debt

At the end of Sep/03, the Company's total consolidated debt amounted to R$11.1 billion. Of this total, 72.3% was in foreign currency (being 98.4% of it the object of protection against devaluation of currency, and 27.7% in local currency.

At the end of the quarter, cash and financial investments of R$2.5 billion were equal to 95.9% of the Company's short-term debt, as shown in Table 7.

Table 7

R$ Million	Sep-03	Jun-03	Mar-03	Dec-02	Sep-02
Total Debt	**11,153**	**11,394**	**11,616**	**10,774**	**10,389**
Short Term	2,606	2,264	2,053	1,769	1,328
Long Term	8,547	9,130	9,563	9,006	9,062
(-) Cash	**(2,412)**	**(1,789)**	**(1,479)**	**(1,513)**	**(1,229)**
(-) Long Term Financial Investments	**(86)**	**(86)**	**(132)**	**(141)**	**(154)**
(=) Net Debt	**8,655**	**9,519**	**10,005**	**9,121**	**9,006**

Consolidated net debt amounted to R$8.7 billion at the end of the quarter, decreasing by 9.1% from 3.9% on Jun/03 and 13.5% from Mar/03.

Of the total debt, approximately R$454 million (4.1%) will be repaid during 4Q03, as seen in the next chart.

Chart 10 - Debt Repayment Schedule



At the end of Sep/03, total debt in local currency amounted to R$3.1 billion. Approximately R$1.7 billion was due to BNDES, at an average cost of long term (TJLP) interest rate plus 3.85% p.a.. Some R$1.3 billion refers to non-convertible debentures, bearing interest at CDI rates plus 0.7% p.a.. The balance is due to other financial institutions.

Loans denominated in foreign currency, in the amount of R$8.1 billion – including swap results of R$664 million – bear interest at contractual average rates of (a) Libor + 5% p.a., for transactions in U.S. dollar; (b) fixed 1.5% p.a. for transactions in Japanese yen, and (c) fixed 12.2% p.a. for a basket of currencies (BNDES). As of Sep/03, approximately 88.5% of the company's total debt (before currency swaps) bore interests at floating rates.

Of the total foreign currency financing, approximately 98.4% had some kind of hedge as of Sep/03: 93.2% with foreign exchange swap transactions, and 5.2% with financial investments linked to the exchange variation.

Under exchange swap transactions, the exposure to foreign currency fluctuations are transferred to local interest rates (CDI). The average cost of such transactions at the end of the quarter was equivalent to 99.7% of the CDI rate.

The debt denominated in local currency, after foreign exchange swap transactions, represents nearly 95.2% of the total debt. Its average cost stands at 19.2% p.a., based on a CDI rate of 20% p.a.

During 3Q03, total funds obtained amounted to R$173 million, being R$131 million allocated to the wireless business.

At the end of the quarter, supplier's account recorded a balance of R$1.2 billion, a R$154 million increase compared with the end of 2Q03, due to investments made and higher handset acquisitions.

At the end of Sep/03, the amount of inter-company loans with TNE reached R$3.3 billion, down 14.9% from the end of Jun/03. TMAR's debt was R$3.1 billion and Contax debt R$ 87 million, and the balance outstanding with other subsidiaries.

5.3 Capital Expenditure

CapEx totaled R$290 million, in line with the previous quarter. Approximately R$231 million was addressed to fixed-line quality improvements and to data transmission services and R$53 million to expand the coverage of Oi.

Year to date, investments reached R$770 million, decreasing by 73.0% when compared with the same period of 2002.

Table 8

Capex - R$ Mn	3Q03	2Q03	1Q03	4T02	3T02
Wireline	**231**	**186**	**86**	**441**	**232**
Quality	75	62	36	246	139
Data / Communic. Systems	139	91	45	165	78
Other	17	34	6	29	15
Wireless	**53**	**101**	**97**	**243**	**255**
Contact Center	**7**	**8**	**2**	**13**	**23**
TOTAL	**290**	**295**	**185**	**697**	**509**

Chart 10 below depicts the CapEx quarterly figures, showing the CapEx-over-sales ratio for each period. On a year-to-date basis, that ratio is equal to 7.3%, compared with 15.4% in the same period of last year.

Chart 11 - CAPEX x Net Revenue



5.4 Summary of Consolidated Cash Flow (TNE)

Cash flow from operations reached R$1.8 billion in the quarter (2Q03 - R$1.1 billion). After investing activities, consolidated cash flow reached R$1.4 billion for the quarter (R$ 942 million in 2Q03), and a total of R$2.5 billion for the first nine months of 2003.

Table 9

R$ Mn	3Q03	2Q03	1Q03	9M03
(i) Cash Flow from operating activities	**1,808.9**	**1,093.4**	**361.4**	**3,263.7**
Net income for the year	**(23.6)**	(165.5)	(112.2)	(301.3)
Minority interest in results of operations	(5.6)	(7.5)	48.4	35.3
Adjustment to reconcile net income to net cash:	1,491.7	1,440.1	1,482.9	4,414.7
Interest and monetary variation on loans and financings	605.5	414.7	499.1	1,519.3
Depreciation/Amortization	913.9	944.9	985.1	2,844.0
Others	(27.8)	80.5	(1.4)	51.4
Change on Working Capital	346.4	(173.7)	(1,057.6)	(884.9)
(ii) Cash flow from investing activities	**(385.7)**	**(151.8)**	**(238.9)**	**(776.4)**
Capital expenditures	**(385.7)**	(151.8)	(238.9)	(776.4)
Cash Flow after investing activities	1,423.2	**941.6**	**122.5**	**2,487.3**
(iii) Cash flow from financing activities	(800.7)	**(629.0)**	395.6	**(1,034.1)**
Loans and financing obtained	**173.0**	186.4	1,909.2	2,268.6
Amortization of loans and financings	(973.7)	(815.5)	(1,513.6)	(3,302.8)
Cash Flow after financing activities	**622.5**	**312.6**	**518.1**	**1,453.2**
Payment of Dividends and Interest on Capital	-	(2.0)	(551.9)	(554.0)
Increase (decrease) in cash and banks	**622.5**	**310.5**	**(33.8)**	**899.2**
Cash and banks at the beginning of the period	1,789.5	1,478.9	1,512.7	1,789.5
Cash and banks at the end of the period	2,411.9	1,789.5	1,478.9	2,411.9

6. Main Events of the Quarter

Tariff increase

On June 27, 2003, Anatel approved tariff increases based on the IGP-DI variation, in accordance with the Concession Agreements.

On Jul/3, however, a preliminary injunction awarded by the Regional Federal Court of Ceará determined that the IPCA instead should be applied pro rata to the tariff increases.

On Aug/27, the preliminary injunction was overthrown according to a higher court, The Superior Court of Justice (STJ). Pursuant to STJ's decision, the Regional Federal Court of Brasília - DF, should decide all suits relating to the 2003 tariff adjustments.

An additional preliminary injunction awarded on Sep/11 by the Regional Federal Court in Brasilia – DF stayed the effects of the Anatel acts, establishing that the IPCA be applied as a ceiling to the tariff increases and determining that Anatel should communicate this decision to the wireline companies, which took place on Sep 16.

On Sep/26, a further decision from the Regional Federal Court Decision in Brasília established that the IGP-DI be replaced with the IPCA in the Concession Agreement adjustment formulas for 2003 rate increases.

The Company is enforcing the Court's determination but keeps on searching for a reversal of such decision through the proper legal forums.

The table below compares the tariffs set in accordance with the concession agreement with the rates actually enforced.

	ANATEL (based on IGP-DI)	Court's Decision (based on IPCA)
Local Basket	28.75%	16.07%
Installation	41.75%	-16.67%
Residential Subs.	25.60%	17.24%
Non-residential Subs.	41.75%	17.24%
Trunk Subscription	41.75%	11.22%
Pulses	25.60%	17.24%
Phone Credits	24.60%	17.24%
Change of Address	30.05%	17.24%
Local Intercom.	14.34%	3.07%
DLD Basket	24.85%	12.55%
LD Intercom.	24.85%	12.55%
IGP-DI	30.05%	
IPCA	17.24%	

🌐 **TMAR declares dividends (interest on capital)** in the amount of R$ 151 million for shareholders of record on Sep 30, 2003 and R$ 301 million for shareholders of record on Oct 28, 2003.

http://www.telemar.com.br/docs/TMAR_JCP_23_10_03_ENG.PDF

http://www.telemar.com.br/docs/TMAR_JCP25_09_03_ENG.PDF

🌐 **Share Buyback Program (TMAR)**

From Jun/03 to Sep/03, TMAR bought back 395 million TMAR5 shares (currently held in treasury).

The Company's share capital changes in the period are shown below (in billion shares):

Classes	31/05/03	%	30/09/03	%
Common (TMAR3)	107.2	43.6%	107.2	43.6%
Preferred "A" (TMAR5)	136.5	55.6%	137.2	55.8%
Preferred "B" (TMAR6)	2.1	0.8%	1.4	0.6%
Total	**245.8**	100.0%	**245.8**	100.0%
Treasury (TMAR5)	**3.9**	**1.6%**	**4.3**	**1.8%**
Free Float	241.9	98.4%	241.5	98.3%

🌐 **Leadership in Ibovespa**
During the period of Sep/Dec 2003, Telemar's stock weight in the Bovespa index will be 16.7%. The high liquidity of both TNLP4 and TMAR5 shares in the domestic market supports this position.

🌐 **International data transmission**
In Jul/03, Telemar entered the international data transmission market, pursuing its strategy to offer integrated telecommunication solutions to corporate customers in Brazil.

Telemar formed partnerships with Sprint, British Telecom, and iPass, to cover 150 countries, including the United States, United Kingdom, France, Germany, and Italy.
In Sep/03 Telemar entered into an agreement with Gol Linhas Aéreas, to service its corporate data network, including airports, offices and data centers in Brazil and the United States.

🌐 **TAM: One more national client**
In Aug/2003, Telemar signed a two-year countrywide data transmission agreement with TAM. Since February/03, upon starting operations outside its concession area, Telemar has acquired large national clients, such as ABN AMRO Real and Globex.


Oi and Banco do Brasil announce the first Mobile Bank in Brazil

This partnership enables Oi customers to use their cell phones to carry out all financial transactions available via Internet or ATMs. Access to the bank account via cell phone uses the same password as on the Internet.


Contax into a service agreement with Net Cable TV

In Oct/03, Contax signed a R$ 72 million, 3-year agreement with Net Services to provide consumer support services to Net CableTV on a nationwide basis. To this end, Contax will invest R$6.5 million in infrastructure and personnel training. This initiative will involve 550 attendant positions dedicated to Net.

7. Outlook 2003

In light with operating and financial results achieved year-to-date, the following is an update of the guidance previously disclosed:

Platform in Service (Year End)	2003
- Fixed Line	15.1 million lines
- Mobile	3.6 million subscribers
- ADSL	200,000 accesses
PDA	~ 3.3% Gross Revenue
EBITDA	~ 45%
CAPEX	R$ 1.6 billion
Net Debt (Year End)	R$ 8.1 billion

Important: See disclaimer at the end of this report

8. OPERATING AND FINANCIAL INFORMATION

Financial Focus	3Q03	2Q03	1Q03	4Q02	3Q02
EBITDA Margin	44.1%	44.3%	45.9%	39.1%	41.7%
Net Margin	-0.6%	-5.0%	-3.5%	-3.1%	-12.4%
ARPU - TMAR (R$)	77.6	69.2	67.9	65.9	65.4
AEPU - TMAR (R$)*	35.8	30.9	33.3	30.9	31.8
ARPU - Oi	29.0	33.1	33.1	31.8	36.3
Net Debt / EBITDA (12 months)	1.5	1.7	1.9	1.7	1.8
Net Debt / Net Revenue (12 months)	0.6	0.7	0.8	0.8	0.8
* Average EBITDA per User - monthly					

Productivity Focus					
Number of repair request / 100 Lines	2.3	2.5	3.4	3.7	4.3
Repair response rate	98.9%	98.6%	97.9%	97.2%	91.8%
Billing Complaints/ 1000 Bills	3.2	3.8	3.4	3.2	3.3
Local call completion rate	68.2%	67.3%	67.8%	66.3%	66.4%
DLD call completion rate	68.1%	67.9%	68.3%	68.0%	67.3%
Lines in Service per Employee (wireline)	1,654	1,605	1,605	1,604	1,423

Market/Client Focus					
Fixed Lines in Service (Th.)	15,075	14,901	15,005	15,141	15,114
Residentia	76.6%	76.0%	76.0%	76.0%	76.4%
Commercial	18.4%	18.9%	18.8%	18.8%	18.4%
Others	4.9%	5.1%	5.1%	5.1%	5.2%
Utilization rate	86.5%	85.2%	85.9%	86.4%	85.8%
ADSL in Service	146,144	82,260	58,950	49,926	21,695
Oi's Total Clients (Th.)	2,849	2,236	1,722	1,401	502
Prepaid	2,291	1,789	1,343	1,123	401
Post paid	558	447	379	278	101

Human Resources Focus					
Full-time Employees – Total	36,826	31,393	29,987	28,736	27,278
Wireline	9,116	9,285	9,348	9,441	10,623
Contax	26,740	21,175	19,743	18,449	15,851
Oi	970	933	896	846	804
Net Revenue / Wireline Employees (R$ Th.)	127	111	109	105	93
EBITDA / Wireline Employees (R$ Th.)	59	50	54	49	45

Growth / Innovation Focus					
Lines Installed (Th)	17,428	17,480	17,471	17,520	17,612
Digitalization Rate	98.8%	98.6%	98.6%	98.5%	97.8%
Capital Expenditures (R$ Million)	290	295	185	697	509
Wireline	231	186	86	440	232
Oi	53	101	97	243	255
Contax	7	8	2	13	23
RBS - Radio Base Station	2,827	2,680	2,557	2,467	2,265

Capital Market Focus					
Tele Norte Leste (TNLP / TNE)					
Market Value (end of period) - R$ Million	15,857	12,927	10,575	10,479	8,199
Average Daily Volume (PN) - R$ Million	123	127	71	69	60
ADRs Outstanding (Million ADRs)	104	107	110	106	93
ADR Average Daily Volume (US$ Million)	19	19	11	10	13
Meetings with Analysts/Investors	32	24	70	17	58
Number of Participants	98	99	186	21	114
% in the Bovespa					
TNLP4	13.7	13.2	13.3	13.8	15.6
TNLP3	1.0	1.0	1.0	1.1	1.2
Telemar Norte Leste (TMAR)					
Market Value (end of the period) - R$ Million	12,233	9,684	8,991	11,054	9,580
Average Daily Volume (TMAR5) - R$ Million	11	15	11	10	9
% in the Bovespa	2.0	1.9	1.9	2.1	1.9

9. CONSOLIDATED BALANCE SHEET (TNL)

R$ million	9/30/2003	6/30/2003	3/31/2003	12/31/2002	9/30/2002
TOTAL ASSETS	**26,660**	**26,424**	**26,972**	**27,485**	**26,140**
Current	**7,640**	**6,696**	**6,292**	**6,089**	**5,409**
Cash and ST Investments	2,412	1,789	1,479	1,513	1,229
Accounts Receivable	3,665	3,328	3,112	2,725	2,623
Loans Receivable	0	0	0	-	12
Recoverable Taxes	1,114	1,126	1,158	1,457	1,267
Inventories	85	123	147	109	91
Other Current Assets	363	329	396	286	185
Long Term	**2,072**	**2,273**	**2,460**	**2,362**	**2,049**
Recoverable and Deferred Taxes	1,111	1,284	1,555	1,681	1,525
Other	961	989	904	681	524
Permanent	**16,949**	**17,456**	**18,220**	**19,034**	**18,682**
Investments	350	369	393	433	162
Property Plant and Equipment	16,041	16,513	17,236	17,965	17,868
Deferred Assets	558	574	591	636	652

	9/30/2003	6/30/2003	3/31/2003	12/31/2002	9/30/2002
TOTAL LIABILITIES	**26,660**	**26,424**	**26,972**	**27,485**	**26,140**
Current	**5,214**	**4,439**	**4,392**	**5,513**	**3,609**
Suppliers	1,235	1,081	1,188	1,635	1,259
Loans and Financing	2,606	2,264	2,053	1,769	1,328
Payroll and Related Accruals	248	196	262	260	175
Payable Taxes	715	463	466	765	542
Dividends Payable	154	149	151	703	124
Other Accounts Payable	256	286	271	381	181
	-	-	-	-	-
Long Term	**10,564**	**11,050**	**11,473**	**10,817**	**10,712**
Loans and Financing	8,547	9,130	9,563	9,006	9,062
Payable and Deferred Taxes	892	754	1	1	1
Contingency Provisions	1,089	1,131	1,872	1,773	1,616
Other Accounts Payable	35	35	37	38	32
	-	-	-	-	-
Minority Interest	**2,052**	**2,093**	**2,100**	**2,034**	**2,111**
Shareholders' Equity	**8,830**	**8,842**	**9,008**	**9,120**	**9,708**

CONSOLIDATED BALANCE SHEET (TMAR)*

R$ million	9/30/2003	6/30/2003	3/31/2003	12/31/2002	9/30/2002
TOTAL ASSETS	**24,235**	**24,423**	**19,898**	**20,403**	**19,761**
Current	**5,443**	**4,935**	**4,018**	**3,687**	**3,629**
Cash and ST Investments	553	354	221	171	164
Accounts Receivable	3,707	3,369	2,928	2,518	2,523
Loans Receivable	-	0	0	-	9
Recoverable and Deferred Taxes	768	803	657	836	785
Inventories	85	123	47	42	33
Other Current Assets	330	286	165	121	116
Long Term	**1,544**	**1,716**	**1,584**	**1,672**	**1,403**
Recoverable and Deferred Taxes	857	984	932	1,134	974
Other	687	732	652	539	430
Permanent	**17,248**	**17,772**	**14,296**	**15,044**	**14,729**
Investments	796	830	352	410	26
Property Plant and Equipment	15,901	16,375	13,943	14,633	14,702
Deferred	551	567	1	1	-

	9/30/2003	6/30/2003	3/31/2003	12/31/2002	9/30/2002
TOTAL LIABILITIES	**24,235**	**24,423**	**19,898**	**20,403**	**19,761**
Current	**5,080**	**4,842**	**5,045**	**5,794**	**4,747**
Suppliers	1,268	1,141	1,065	1,358	1,049
Loans and Financing	2,497	2,735	3,138	3,025	2,889
Payroll and Related Accruals	199	162	178	174	119
Payable Taxes	636	429	334	568	429
Dividends Payable	223	85	87	216	68
Other Accounts Payable	258	290	244	453	193
Long Term	**8,410**	**8,676**	**3,909**	**3,985**	**4,059**
Loans and Financing	6,549	6,932	2,222	2,376	2,511
Payable Taxes	745	611	1	1	1
Contingency Provisions	1,086	1,103	1,654	1,576	1,520
Other Accounts Payable	**30**	**30**	**32**	**32**	**27**
Shareholders' Equity	**10,745**	**10,905**	**10,944**	**10,624**	**10,956**

* Includes Pegasus (acquisition's data base as of 12/27/02) and Oi (acquisition's data base as of 04/30/03)

TMAR BALANCE SHEET (PARENT COMPANY)

R$ million	9/30/2003	6/30/2003	3/31/2003	12/31/2002	9/30/2002
TOTAL ASSETS	**20,586**	**20,878**	**19,838**	**20,124**	**19,761**
Current	**4,471**	**4,214**	**3,980**	**3,672**	**3,629**
Cash and ST Investments	288	352	219	171	164
Accounts Receivable	3,300	2,987	2,914	2,509	2,523
Loans Receivable	30	11	10	10	9
Recoverable and Deferred Taxes	678	703	647	824	785
Inventories	33	39	46	42	33
Other Current Assets	141	121	144	118	116
Long Term	**1,475**	**1,286**	**1,504**	**1,739**	**1,403**
Recoverable and Deferred Taxes	649	769	919	1,122	974
Other	463	506	585	617	430
AFCI*	363	11	-	-	-
Permanent	**14,641**	**15,378**	**14,354**	**14,713**	**14,729**
Investments	2,199	2,428	732	406	26
Property Plant and Equipment	12,442	12,950	13,622	14,307	14,702

	9/30/2003	6/30/2003	3/31/2003	12/31/2002	9/30/2002
TOTAL LIABILITIES	**20,586**	**20,878**	**19,838**	**20,124**	**19,761**
Current	**3,905**	**4,032**	**5,022**	**5,578**	**4,747**
Suppliers	926	897	1,048	1,308	1,049
Loans and Financing	1,712	2,301	3,138	2,224	2,889
Payroll and Related Accruals	171	143	175	171	119
Payable Taxes	598	374	330	565	429
Dividends Payable	223	85	87	795	68
Other Accounts Payable	276	231	243	515	193
Long Term	**5,936**	**5,940**	**3,873**	**3,917**	**4,059**
Loans and Financing	4,115	4,233	2,222	2,338	2,511
Payable and Deferred Taxes	740	610	1	1	1
Contingency Provisions	1,080	1,097	1,648	1,576	1,520
Other Accounts Payable	1	1	2	2	27
Shareholders' Equity	**10,745**	**10,905**	**10,944**	**10,629**	**10,956**

* Advancement for Future Capital Increase (received from Parent Company)



TNL-PCS (Oi) BALANCE SHEET

R$ million	9/30/2003	6/30/2003	3/31/2003	12/31/2002	9/30/2002
TOTAL ASSETS	**5,161**	**4,756**	**4,671**	**4,501**	**4,089**
Current	**1,124**	**740**	**676**	**634**	**441**
Cash and ST Investments	263	1	0	12	119
Accounts Receivable	554	415	281	308	137
Recoverable and Deferred Taxes	102	88	133	118	89
Inventories	52	83	100	66	59
Other Current Assets	153	153	161	130	37
Long Term	**356**	**360**	**348**	**231**	**184**
Recoverable and Deferred Taxes	196	203	205	203	184
Other	160	157	144	27	0
Permanent	**3,681**	**3,656**	**3,647**	**3,637**	**3,464**
Investments	3,131	3,090	3,065	3,039	2,852
Property Plant and Equipment	550	566	582	598	612

	9/30/2003	6/30/2003	3/31/2003	12/31/2002	9/30/2002
TOTAL LIABILITIES	**5,161**	**4,756**	**4,671**	**4,501**	**4,089**
Current Liabilities	**1,332**	**832**	**938**	**591**	**397**
Suppliers	360	288	294	460	307
Loans and Financing	864	422	472	2	-
Payroll and Related Accruals	26	17	38	38	11
Payable Taxes	36	49	87	80	68
Other Accounts Payable	46	56	46	12	11
Long Term	**2,796**	**2,700**	**4,671**	**4,494**	**3,901**
Loans and Financing	2,448	2,699	4,670	4,493	3,900
Contingency Provisions	-	1	1	2	1
AFCI*	348	-	-	-	-
Shareholders' Equity	**1,033**	**1,224**	**(938)**	**(584)**	**(209)**

* Advancement for Future Capital Increase (received from Parent Company)

10. CONSOLIDATED INCOME STATEMENT (TNL)

R$ million	3Q03	2Q03	1Q03	4Q02	3Q02
Wireline Services Revenues	**4,764.6**	**4,256.1**	**4,214.1**	**4,017.2**	**4,028.2**
Revenue from Local Services	2,935.9	2,617.4	2,591.6	2,527.5	2,600.6
Subscription Charges	*1,440.2*	*1,223.7*	*1,233.0*	*1,208.0*	*1,223.2*
Pulses	*710.0*	*595.6*	*592.5*	*596.6*	*614.5*
Installation	*17.7*	*21.3*	*24.7*	*24.6*	*29.9*
Collect Calls	*34.5*	*29.9*	*29.3*	*32.1*	*33.6*
Other Local Revenues	*0.8*	*1.4*	*1.6*	*1.5*	*0.7*
Fixed-to-Mobile (VC1)	*732.9*	*745.5*	*710.5*	*664.7*	*698.8*
Long Distance Revenues	775.0	680.9	666.0	595.1	545.5
Intra-State	*377.4*	*309.1*	*309.6*	*298.4*	*297.7*
Inter-State	*151.4*	*124.1*	*127.4*	*117.8*	*106.0*
Inter-Regional	*86.8*	*69.3*	*52.5*	*41.1*	*17.6*
International	*19.8*	*16.6*	*24.1*	*12.5*	*2.5*
Fixed-to-Mobile (VC2 and VC3)	*139.6*	*161.8*	*152.5*	*125.4*	*121.6*
Advanced Voice Revenue	58.4	55.5	60.9	54.4	60.1
Public Telephone Revenue	210.0	194.5	195.7	182.0	179.7
Additional Services Revenue	110.5	96.7	94.1	86.5	77.5
Network Usage Remuneration	361.7	316.8	329.8	347.2	329.9
Data Transmission Services Revenue	302.5	288.8	271.0	220.9	232.0
Leased Lines (Telcos)	*80.8*	*74.4*	*85.9*	*90.3*	*94.6*
Leased Lines (Corp)	*82.5*	*84.3*	*86.3*	*61.9*	*68.5*
IP Services	*51.5*	*56.6*	*39.7*	*25.5*	*23.8*
Packet switch and frame relay	*34.5*	*31.9*	*27.9*	*20.2*	*24.4*
Other Data Services	*53.2*	*41.6*	*31.2*	*23.0*	*20.7*
Other Wireline Services	10.6	5.6	4.9	3.6	2.8
Wireless Services Revenues	**363.8**	**292.1**	**218.8**	**318.3**	**164.9**
Subscription Charges	54.0	42.7	32.1	16.8	4.0
Outgoing Calls	78.2	58.4	51.6	26.8	6.4
Domestic/Internacional Roaming	14.4	12.7	12.3	7.1	1.5
Handsets Revenue	163.0	118.4	81.5	*242.3*	145.7
Network Usage Remuneration	42.7	52.1	35.4	21.1	6.4
Other SMP Services	11.6	7.9	5.9	*4.1*	1.0
Contact Center	**23.8**	*21.5*	*20.2*	*16.8*	*13.2*
Gross Operating Revenue	**5,152.2**	**4,569.7**	**4,453.1**	**4,352.3**	**4,206.3**
Taxes and Deductions	1,381.7	1,226.7	1,234.8	*1,126.2*	1,123.5
Net Operating Revenue	**3,770.5**	**3,343.0**	**3,218.3**	**3,226.1**	**3,082.9**
Operating Expenses	2,107.3	1,863.6	1,742.6	1,966.0	1,797.5
Cost of Services	*776.0*	*668.4*	*620.6*	*838.4*	*704.6*
Interconnection Costs	*636.4*	*621.3*	*653.7*	*586.8*	*595.7*
Selling Expenses	*455.2*	*409.2*	*343.7*	*392.9*	*336.7*
General and Administrative Expenses	*167.2*	*171.0*	*149.2*	*221.1*	*177.5*
Other Op. Expenses (Rev), net	*72.4*	*(6.3)*	*(24.6)*	*(73.1)*	*(17.1)*
EBITDA	**1,663.2**	**1,479.4**	**1,475.7**	**1,260.0**	**1,285.4**
Margin %	*44.1%*	*44.3%*	*45.9%*	*39.1%*	*41.7%*
Equity Accounting	(13.1)	5.5	(44.9)	19.3	(8.5)
Depreciation and Amortization	913.9	944.9	985.1	980.7	974.6
EBIT	**762.4**	**529.0**	**535.5**	**260.0**	**319.3**
Financial Expenses	810.7	651.4	585.6	484.0	1021.4
Financial Revenues	204.6	133.8	133.4	74.9	162.6
Non Operating Expenses (Rev)	2.0	75.9	22.5	(34.9)	6.0
Income Before Tax and Social Contribution	**154.4**	**(64.4)**	**60.9**	**(114.2)**	**(545.5)**
Income Tax and Social Contribution	146.2	66.9	113.5	(207.8)	(192.7)
Employee Profit Sharing	33.6	41.7	11.2	98.2	32.7
Minority Interest	(1.8)	(7.5)	48.4	96.1	(3.9)
Net Income	**(23.6)**	**(165.5)**	**(112.2)**	**(100.7)**	**(381.6)**
Margin %	*-0.6%*	*-5.0%*	*-3.5%*	*-3.1%*	*-12.4%*
				-	-
Outstanding Shares (excluding Treasury)	*381,777*	*381,777*	*375,065*	*375,065*	*375,065*
Income (Loss) per thousand shares (R$)	*(0.062)*	*(0.434)*	*(0.299)*	*(0.269)*	*(1.018)*
Income (Loss) per ADR (US$)	*(0.021)*	*(0.151)*	*(0.086)*	*(0.073)*	*(0.326)*



CONSOLIDATED INCOME STATEMENT - TMAR *

R$ million	3Q03	2Q03	1Q03	4Q02	3Q02
Wireline Services Revenues	**4,763.6**	**4,253.8**	**4,207.4**	**4,031.2**	**4,041.6**
Revenue from Local Services	2,935.9	2,617.4	2,591.6	2,527.5	2,600.6
Subscription Charges	*1,440.2*	*1,223.7*	*1,233.0*	*1,208.0*	*1,223.2*
Pulses	*710.0*	*595.6*	*592.5*	*596.6*	*614.5*
Installation	17.7	*21.3*	*24.7*	*24.6*	*29.9*
Collect Calls	*34.5*	*29.9*	*29.3*	*32.1*	*33.6*
Other Local Revenues	*0.8*	*1.4*	*1.6*	*1.5*	*0.7*
Fixed-to-Mobile (VC1)	*732.9*	*745.5*	*710.5*	*664.7*	*698.8*
Long Distance Revenues	775.0	675.5	641.9	582.6	543.0
Intra-State	*377.4*	*309.1*	*309.6*	*298.4*	*297.7*
Inter-State	*151.4*	*124.1*	*127.4*	*117.8*	*106.0*
Inter-Regional	*86.8*	*69.3*	*52.5*	*41.1*	*17.6*
International	*19.8*	*11.2*	*-*	*0.0*	*0.0*
Fixed-to-Mobile (VC2 and VC3)	*139.6*	*161.8*	*152.5*	*125.4*	*121.6*
Advanced Voice revenue	58.5	53.6	60.4	53.5	60.1
Public Telephone Revenue	210.0	194.5	195.7	182.0	179.7
Additional Services Revenue	110.5	96.7	94.1	86.5	77.5
Network Usage Remuneration	361.7	317.5	336.4	353.1	330.6
Data Transmission Services Revenue	312.0	298.7	287.2	245.9	249.9
Wireless Services Revenues	**363.8**	**201.9**			
Subscription	54.0	29.7			
Outgoing Calls	78.2	39.9			
Domestic/Internacional Roaming	14.4	8.0			
Handsets Sales	163.0	84.5			
Network Usage Remuneration	42.7	34.8			
Additional Services	11.6	5.0			
Gross Operating Revenue	**5,127.5**	**4,455.7**	**4,207.4**	**4,031.2**	**4,041.6**
Taxes and Deductions	1,380.6	1,203.4	1,166.2	1,051.6	1,090.5
Net Operating Revenue	**3,746.9**	**3,252.3**	**3,041.2**	**2,979.6**	**2,951.1**
Operating Expenses	2,120.5	1,837.1	1,589.8	1,581.9	3,090.4
Cost of Services Provided	*752.4*	*578.4*	*456.0*	*531.7*	*1,554.1*
Interconnection Costs	*636.4*	*630.5*	*684.4*	*601.8*	*455.1*
Selling Expenses	*506.3*	*430.5*	*315.7*	*343.2*	*607.2*
General and Administrative Expenses	*163.8*	*154.5*	*120.1*	*188.0*	*323.0*
Other Op. Expenses (Rev), net	61.6	43.1	13.6	(82.8)	151.0
EBITDA	**1,626.4**	**1,415.2**	**1,451.3**	**1,397.8**	**(139.3)**
Margin %	*43.4%*	*43.5%*	*47.7%*	*46.9%*	*-4.7%*
Margin %	*-*	*(0.5)*	*2.8*	*-*	*-*
Depreciation	879.7	867.3	841.9	851.6	872.0
EBIT	**746.7**	**548.4**	**606.6**	**546.2**	**-1011.3**
Financial Expenses	679.8	546.6	280.0	216.4	562.9
Financial Revenues	101.9	61.3	75.1	36.9	30.3
Non Operating Expenses (Rev)	0.1	(6.6)	(4.9)	(35.4)	10.1
Income Before Tax and Social Contribution	**168.6**	**69.7**	**406.5**	**402.1**	**(1,554.1)**
Income Tax and Social Contribution	144.9	70.0	144.4	(163.2)	(24.4)
Employee Profit Sharing	32.8	38.8	9.8	63.4	27.2
Net Income	**(9.2)**	**(39.0)**	**252.3**	**501.9**	**(1,556.9)**
Margin %	*-0.2%*	*-1.2%*	*8.3%*	*16.8%*	*-52.8%*
	-				
Outstanding Shares	*241,478*	*241,873*	*241,740*	*241,740*	*241,832*
Income (Loss) per thousand Shares (R$)	*(0.038)*	*(0.161)*	*1.044*	*2.076*	*(6.438)*

* Includes the efects of Pegasus's acquisition (12/27/02) and Oi (04/30/03)

INCOME STATEMENT - TMAR (PARENT COMPANY)

R$ million	3Q03	2Q03	1Q03	4Q02	3Q02
Revenue from Local Services	2,935.9	2,617.4	2,591.6	2,527.5	2,600.6
Subscription Charges	*1,440.2*	*1,223.7*	*1,233.0*	*1,208.0*	*1,223.2*
Pulses	*710.0*	*595.6*	*592.5*	*596.6*	*614.5*
Installation	*17.7*	*21.3*	*24.7*	*24.6*	*29.9*
Collect Calls	*34.5*	*29.9*	*29.3*	*32.1*	*33.6*
Other Local Revenues	*0.8*	*1.4*	*1.6*	*1.5*	*0.7*
Fixed-to-Mobile (VC1)	*732.9*	*745.5*	*710.5*	*664.7*	*698.8*
Long Distance Revenues	735.2	660.4	641.9	582.6	543.0
Intra-State	*375.0*	*309.1*	*309.6*	*298.4*	*297.7*
Inter-State	*150.2*	*124.1*	*127.4*	*117.8*	*106.0*
Inter-Regional	*76.6*	*67.0*	*52.5*	*41.1*	*17.6*
International	*0.1*	*0.0*	*-*	*0.0*	*0.0*
Fixed-to-Mobile (VC2 and VC3)	*133.2*	*160.2*	*152.5*	*125.4*	*121.6*
Advanced Voice revenue	57.0	52.6	60.4	53.5	60.1
Public Telephone Revenue	210.0	194.5	195.7	182.0	179.7
Additional Services Revenue	110.5	96.7	94.1	86.5	77.5
Network Usage Remuneration	368.5	321.5	336.4	353.1	330.6
Data Transmission Services Revenue	303.6	281.6	268.6	245.9	249.9
Gross Operating Revenue	**4,720.7**	**4,224.7**	**4,188.7**	**4,031.2**	**4,041.6**
Taxes and Deductions	1,278.8	1,153.7	1,161.5	1,051.6	1,090.5
Net Operating Revenue	**3,441.9**	**3,070.9**	**3,027.3**	**2,979.6**	**2,951.1**
Operating Expenses	1,896.9	1,687.4	1,564.3	1,581.9	1,554.1
Cost of Services	*615.1*	*490.3*	*437.5*	*531.7*	*455.1*
Interconnection Costs	*675.6*	*650.6*	*685.1*	*601.8*	*607.2*
Selling Expenses	*392.3*	*367.1*	*312.4*	*343.2*	*323.0*
General and Administrative Expenses	*140.2*	*137.4*	*116.5*	*188.0*	*151.0*
Other Op. Expenses (Rev), net	*73.8*	*41.8*	*13.0*	*(82.8)*	*17.7*
EBITDA	**1,545.1**	**1,383.6**	**1,463.0**	**1,397.8**	**1,397.1**
Margin %	*44.9%*	*45.1%*	*48.3%*	*46.9%*	*47.3%*
Equity Accounting	196.3	229.3	0	-	-
Depreciation and Amortization	777.9	800.5	835.3	851.6	872.0
EBIT	**570.8**	**353.7**	**627.6**	**546.2**	**525.0**
Financial Expenses	512.9	368.1	273.0	216.4	562.9
Financial Revenues	101.7	80.3	47.1	36.9	30.3
Non Operating Expenses (Rev)	(0.5)	(5.9)	(4.9)	(35.4)	10.1
Income Before Tax and Social Contribution	**160.1**	**71.8**	**406.5**	**402.1**	**(17.8)**
Income Tax and Social Contribution	144.9	70.0	144.4	(163.2)	(24.4)
Employee Profit Sharing	24.4	40.8	9.8	63.4	27.2
Net Income	**(9.2)**	**(39.0)**	**252.3**	**501.9**	**(20.6)**
Margin %	*-0.3%*	*-1.3%*	*8.3%*	*16.8%*	*-0.7%*
	-				
Outstanding Shares	*241,478*	*241,873*	*241,740*	*241,740*	*241,832*
Income (Loss) per thousand Shares (R$)	*(0.038)*	*(0.161)*	*1.044*	*2.076*	*(0.085)*



TNL-PCS (Oi) STATEMENT OF INCOME

R$ MM	3Q03	2Q03	1Q03	4Q02	3Q02
Wireless Services Revenues	**451.0**	**366.3**	**283.8**	**349.6**	**181.0**
Subscription	54.0	42.7	32.1	16.8	4.0
Outgoing Calls	78.2	58.4	51.6	26.8	6.4
Domestic/Internacional Roaming	14.4	12.7	12.3	7.1	1.5
Handsets Sales	163.0	118.4	81.5	242.3	145.7
Network Usage Remuneration	124.7	122.4	97.7	51.1	22.5
Additional Services	11.6	7.9	5.9	4.1	1.0
Other SMP Services	5.2	3.8	2.8	1.4	-
PSTN DLD/ILD Service Revenue	**39.8**	**20.5**	**24.1**	**12.4**	**2.4**
PSTN Advanced Voice Service Revenue	**5.6**	**4.1**	**5.6**	**4.3**	-
Gross Operating Revenue	**496.4**	**390.8**	**313.5**	**366.4**	**183.5**
Taxes and Deductions	95.7	68.2	69.2	*75.5*	*31.7*
Net Operating Revenue	**400.7**	**322.7**	**244.3**	**290.9**	**151.8**
Operating Expenses	319.8	303.3	235.1	419.2	326.6
Cost of Services Provided	*288.8*	*225.5*	*164.5*	*294.5*	*249.4*
Interconnection Costs	*47.5*	*44.2*	*38.1*	*21.7*	*4.6*
Selling Expenses	*118.6*	*88.3*	*70.7*	*103.2*	*77.6*
General and Administrative Expenses	*20.8*	*26.0*	*20.3*	*25.6*	*19.7*
Other Op. Expenses (Rev), net	*(156.0)*	*(80.7)*	*(58.6)*	*(25.8)*	*(24.7)*
EBITDA	**80.9**	**19.4**	**9.2**	**(128.3)**	**(174.8)**
Margin %	*20.2%*	*6.0%*	*3.8%*	*-44.1%*	*-115%*
Depreciation and Amortization	94.3	91.2	85.4	73.9	47.7
EBIT	**(13.5)**	**(71.9)**	**(76.2)**	**(202.2)**	**(222.4)**
Financial Expenses	179.6	279.6	276.8	178.2	240.3
Financial Revenues	11.4	1.0	0.9	16.5	0.3
Non Operating Expenses	0.0	-	0.0	0.1	-
Income Before Tax and Social Contribution	**(181.6)**	**(350.5)**	**(352.1)**	**(363.9)**	**(462.4)**
Income Tax and Social Contribution	-	-	-	(7.0)	(116.0)
Employee Profit Sharing	8.5	(2.1)	1.4	20.1	4.2
Net Income	**(190.1)**	**(348.4)**	**(353.5)**	**(377.0)**	**(350.6)**
Margem %	*-47.5%*	*-108.0%*	*-144.7%*	*-129.6%*	*-230.9%*

11. Scheduled Events:


Teleconference

Date: Friday, October 31, 2003

Hour: 1:00 PM (Rio)

Access: 1-773-756-4602(Brazil and other countries)
            1-888-425-9978 (USA)
Pass Code: Telemar
Replay: 1-402-220-6530 (Brasil and other countries)
            1-888-562-6875 (USA)


A slide presentation will be available in our website one hour before the call, at the following link:
http://www.telemar.com.br/docs/confcall3Q03.ppt

TNE– Investor Relations (IR Team)   Global Consulting Group
(invest@telemar.com.br)   Kevin Kirkeby (kkirkeby@hfgcg.com)
55 (21) 3131-1314/1313/1315/1317   Mariana Crespo (mcrespo@hfgcg.com)
                                           1(646).284.9416

VISIT OUR WEBSITE (WWW.TELEMAR.COM.BR/IR)

Disclaimer:

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This report contains non-audited results which may differ from the final audited ones.